UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-71205

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Galicia Capital US, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1395 Brickell Avenue, Suite 950
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carneige Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gabriel Gendler_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Galicia Capital US, LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO _____ G GENDLER

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Galicia Capital US, LLC

Financial Statement

Year Ended December 31, 2025

With Report of an Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Galicia Capital US, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Galicia Capital US, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Galicia Capital US, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2025.

Whippany, New Jersey

February 23, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Galicia Capital US, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	1,243,602
Due from clearing firm		1,097,793
Investment securities		34,974
Restricted certificate of deposit		54,676
Right of use asset, net		842,860
Furniture and equipment, net		152,592
Security deposit		139,143
Other assets		25,518
Total assets	$	3,591,158

Liabilities and Member's Equity

Liabilities:

Operating lease liability	$	911,586
Due to affiliate		346,387
Accrued compensation		252,500
Accounts payable and accrued expenses		51,911
Due to parent		600
Total Liabilities		1,562,984
Member's equity		2,028,174
Total liabilities and member's equity	$	3,591,158

See accompanying notes to financial statement

Galicia Capital US, LLC
Notes to Financial Statement

1. Organization and Description of Business:

Nature of Business:
Galicia Capital US, LLC (the "Company") was formed as a limited liability company in Florida on October 23, 2023. The Company is registered as a Broker-Dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of September 4, 2024.

The Company is authorized to engage in transactions in listed and over-the-counter corporate equity securities, corporate debt securities, mutual funds, government securities, municipal securities, time deposits in financial institutions, and put and call broker, dealer, or option writer. They may act as a non-exchange member arranging transactions in listed securities by an exchange member, trade for their own account, and engage in private placements of securities. The Company will introduce its customer accounts to carrying brokers on a fully-disclosed basis. The Company is also authorized to act as a chaperone for its foreign affiliates for both research distribution and effect securities transactions with U.S. institutional investors pursuant to 15A-6. The Company may also offer structured notes issued by banks and other broker-dealers that are available through the firm's clearing firm platform.

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statement has been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risk and Uncertainties:
Financial instruments that may expose the Company to credit risk concentrations primarily include cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents with broker-dealers and banks that offer protection under the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Company ("FDIC"), up to $250,000. The Company has not experienced and does not expect any nonperformance by its bank. As of December 31, 2025, the amount in excess of the insured limit of $250,000 was $993,602.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds to be cash and cash equivalents. The company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses, Continued:
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

The Company has no accounts receivable outstanding as of December 31, 2025, and January 1, 2025.

The Company's receivables from clearing brokers include cash deposits and accounts receivable for fees earned from revenue generation. These receivables generally do not give rise to material credit risk; therefore, any such allowance is not material to the financial statement due to their short-term nature or due to the credit protection framework inherent in the design and operations of clearing brokers. As of December 31, 2025, the balance due from clearing firm consisted of $947,793 in commissions receivable and $150,000 in deposits.

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

2. Summary of Significant Accounting Policies, Continued:

Fair Value Measurements, Continued:
Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

Restricted Certificate of Deposit:
The Broker-Dealer holds a restricted certificate of deposit ("CD") valued at $54,676, used as collateral for a credit card with Ocean Bank. The CD matured in November 2025, and its value is recorded at the original cost plus accrued interest, accurately representing its fair value. It continues to be pledged as collateral for the credit card limit and was renewed with a new maturity date of November 8, 2026.

Leases:
The Company accounts for its operating leases under ASU 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases: finance and operating. The standard requires that a lessee recognize the present value of the assets and liabilities for the rights and obligations created by those leases on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right-of-use assets ("ROU") represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on information available on the commencement date to determine the present value of the lease payments. The Company uses an implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See note 3.

Furniture and Equipment:
Furniture and equipment are recorded at cost minus accumulated depreciation. Major repairs and upgrades are capitalized, while routine repairs and maintenance are expensed as incurred. When furniture and equipment are sold or disposed of, their cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the current year's operations. Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 7 years.

Revenue Recognition:
In accordance with FASB Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("Topic 606"), revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized when the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenues recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable considerations, if any.

2. Summary of Significant Accounting Policies, Continued:

Revenue Recognition, Continued:
Contract Balances
Revenue recognition and measurement are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue using the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. As of December 31, 2025, there are no contract asset or contract liability balances.

Commission Income
The Company buys and sells securities on behalf of its customers. Commissions are explicit, transaction-based fees charged to customers for executing their securities trades. Mark-ups are the difference between the price at which the Company buys securities and the price at which those securities are sold to customers in riskless principal transactions. Commissions, mark-ups, and related items are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The transaction price is determined by applying an agreed-upon commission rate to the transaction amount. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to or from the customer. Payment is remitted to the Company by the clearing firm in the month following the activity.

Rebate Income
The Company earns rebates from its clearing broker attributable to client holdings in mutual funds, which may include revenue-sharing payments such as 12b-1 fees and/or other distribution-related amounts as provided for under the clearing agreement. These amounts are determined by the clearing broker based on client assets and applicable fund-level arrangements and are not contingent on services provided to its customers. The Company recognizes this income on an accrual basis when earned, in the period the underlying mutual fund holdings generate the rebate, based on statements and remittance reports received from the clearing broker. Period-to-period variability in these rebates may occur due to changes in client asset levels, the mix of mutual fund providers, fee schedules and breakpoints, and prevailing market conditions.

Investment Banking Fees
The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Interest Income
Interest income is earned from cash recorded when received from bank and sweep accounts, as specified in the deposit agreements and clearing agreements.

Money Market
The Company earns income from its clearing broker on interest and other yields generated on client free credit balances and on money market fund positions held in customer accounts. Under the terms of the clearing agreement, the clearing broker retains the right to invest client free credit balances and sweep cash into money market funds, and periodically remits to the Company a share of the interest or other income earned on such balances.

Other Income
Other income includes various pass-through earnings generated from conducting businesses with customers, such as chargebacks.

2. Summary of Significant Accounting Policies, Continued:

Revenue Recognition, Continued:
Disaggregated Revenue
Disaggregation of revenue is presented on the face of the statement of operations by type of revenue classes the Company earns.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level. In accordance with ASC 740, "Income Taxes", no provision for income taxes has been recorded in the accompanying financial statement. Taxable income or loss is allocated to the members in accordance with the Company's operating agreement, and the members are responsible for any income taxes related to such allocations.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Government and Other Regulation:
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Segment Reporting:
In November 2023, FASB issued ASU No. 2023 – "Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures". The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public business entities to enable investors to develop more decision-useful financial analyses. Most prominent about the changes in the standard is the entity is required to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The Company complies with ASC 2023-07. See Note 4.

3. Furniture and Equipment:

Furniture and equipment consisted of the following as of December 31, 2025:

Furniture and fixtures	$ 157,757
Computer equipment	22,172
Tenants improvements	4,228
Total furniture and equipment	184,157
Less: Accumulated depreciation	(31,565)
Furniture and equipments	$ 152,592

Depreciation expense was $27,530 for the year ended December 31, 2025.

4. Right of Use Asset and Operating Lease Liability:

The Company's lease for office space at 1395 Brickell Avenue, Miami, FL, expires on September 30, 2029. The lease includes a 5-year renewal option and is secured by a $139,143 deposit held by the landlord.

4. Right of Use Asset and Operating Lease Liability, Continued:

In accordance with ASU 2016-02, an operating right-of-use asset and an operating lease liability were recorded at the time the ASU was adopted, based on the present value of the future lease payments. The weighted average remaining lease term is 3.67 years, and the weighted average discount rate used is the incremental borrowing rate of 8.25%, as of July 1, 2024.

Future maturities of the operating lease liability as of December 31, 2025 are as follows:

Year		
2026	$	272,899
2027		281,090
2028		289,523
2029		222,552
Total lease payments		1,066,064
Less: Imputed interest		(154,478)
Total lease liability	$	911,586

5. Fair Value Measurement:

Financial assets carried at fair value measured on a recurring basis at December 31, 2025 are classified in the table below in one of the three categories described above:

Assets	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 34,974	$ -	$ -	$ 34,974
	$ 34,974	$ -	$ -	$ 34,974

Mutual Funds are based on quoted market prices in active markets for identical assets.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and limits the ratio of aggregate indebtedness to net capital, both as defined, to 12.5 to 1 in the first year of membership and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $1,903,499 which was $1,653,499 in excess of its required net capital of $250,000. The Company has elected to be an alternative filer, and the AI is not applicable.

The Company does not hold customer accounts and is therefore exempt from Rule 15c3-3(k)(2)(ii), which requires preparing the Computation for Determination of Reserve Requirements under Rule 15c3-3.

7. Related Parties:
On March 13th, 2025, Galicia Capital US, LLC ("Galicia Capital") entered into an introducing broker agreement with Banco de Galicia y Buenos Aires S.A.U. ("Sub-Broker"), an affiliated entity considered a related party. The agreement allows Sub-Broker to introduce certain accounts on behalf of its customers to Galicia Capital, and Galicia Capital introduces the accounts on a fully disclosed basis to its clearing broker, StoneX Financial Inc., for brokerage services, in accordance with the clearing agreement between Galicia Capital and its clearing broker.

Galicia Capital US, LLC charges Sub-Broker customers 70% of the commissions or mark-ups for services, while the Sub-Broker receives the remaining 30%. These fees earned during the relevant period are reflected as a deduction from commission revenue.

The amount payable to the affiliate under this arrangement was $346,387 as of December 31, 2025, and is included in the "Due to affiliate" balance on the accompanying statement of financial condition. During the period, expenses were paid on behalf of the broker-dealer, resulting in $600, which is classified as a liability on the face of the statement of financial condition.

8. Segment Reporting:

The Company follows ASC 280, "Segment Reporting", which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of business and summary of significant accounting policies.

The segment revenue and significant expenses are included in the Company's statement of operations. The measurement of segment assets is reported on the statement of financial condition as total assets.

9. Commitments and Contingencies:

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

10. Subsequent Events:

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statement through February 23, 2026, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.